EXHIBIT 99.1

Wanda Sports Group Announces Completion of Initial Tender Offer and Subsequent Offering Period, and Resignation of its Chief Financial Officer and its Independent Directors

BEIJING, February 1, 2021 (PRNEWSWIRE) – Wanda Sports Group Company Limited (the “Company” or “Wanda Sports Group”) today announced the completion of the initial tender offer (the “Offer”), launched by Wanda Sports & Media (Hong Kong) Holding Co. Limited on December 23, 2020, to acquire all of the issued and outstanding class A ordinary shares of the Company, with no par value (the “Class A Ordinary Shares”), including all Class A Ordinary Shares represented by American depositary shares of the Company (“ADSs”). It also announced a Subsequent Offering Period (as defined below) related to the Offer and changes in its senior management and board of directors (the “Board”).

Tender Offer

The Offer and withdrawal rights expired at 5:00 p.m., New York City Time, on January 29, 2021. According to the tender agent for the Offer, a total of 36,471,813.5 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) had been validly tendered (and not properly withdrawn) pursuant to the Offer, representing approximately 73% of the outstanding Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs), excluding 8,215,616 ADSs held by certain associates of the offeror that are subject to a Standstill Agreement. The foregoing include a total of 17,529,697 ADSs tendered, representing approximately 88% of the outstanding ADSs, excluding the ADSs held by the associates of the offeror. All tendered Class A Ordinary Shares and ADSs have been accepted in accordance with the Offer.

A subsequent offering period (the “Subsequent Offering Period”) has commenced as of 9:00 am New York City time February 1, 2021, for all remaining Class A Ordinary Shares and ADSs. The Subsequent Offering Period will expire at 5:00 pm New York City time on February 26, 2021, unless extended. During this Subsequent Offering Period, holders of Class A Ordinary Shares and ADSs who did not previously tender their Class A Ordinary Shares or ADSs, as the case may be, in the Offer may do so and will promptly receive the same $1.70 per Class A Ordinary Share in cash (or $2.55 per ADS, as appropriate), without interest thereon, offered in the initial offering period. No withdrawal rights will apply to any Class A Ordinary Shares or ADSs tendered during the Subsequent Offering Period.

Termination of ADR Program and Delisting

With effect from January 29, 2021, the deposit agreement under which the ADSs were issued has been terminated. Following the filing on January 19, 2021 with the U.S. Securities and Exchange Commission (the “SEC”) of a notice on Form 25 relating to the delisting of the ADSs on the Nasdaq Global Select Market, the ADSs have been delisted effective as of January 29, 2021 (the “Delisting Date”). As a result of the termination of the deposit agreement and the delisting, the ADSs are no longer tradeable and there is no longer any listing of any securities of the Company on any stock exchange in the United States or elsewhere.

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Dissolution of Independent Board Committee and Board Changes

Effective as of the Delisting Date, the Board has dissolved the Company’s independent board committee formed in connection with the Offer. In addition, independent directors Edwin Fung and Kenneth Jarrett, have resigned as directors of the Company, effective as of the Delisting Date.

Also effective as of the Delisting Date, Honghui Liao, Chief Financial Officer, has resigned from his position as well as a director of the Company. In the interim and effective upon Mr. Liao’s resignation, Yanmei Chen, the Company’s Financial Controller, will serve as the acting Chief Financial Officer.

The entire Wanda Sports Group team and the Board thank all the individuals for their valuable contribution to the Company and wish them continued success.

Securities Law Disclosure

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Class A Ordinary Shares and ADSs have been made pursuant to an offer to purchase on Schedule TO and related materials that Wanda Sports & Media (Hong Kong) Holding Co. Limited filed with the SEC on December 23, 2020, as amended. The Company filed a solicitation/recommendation statement with respect to the Offer on Schedule 14D-9 on December 23, 2020, as amended. The Company further filed a Schedule 14D-9/A and Schedule 13E-3/A relating to the announcement of the results of the initial offer period and the Subsequent Offering Period. Holders of Class A Ordinary Shares and ADSs and other investors should read these materials carefully because they contain important information, including the terms and conditions for the Subsequent Offering Period. Holders of Class A Ordinary Shares and ADSs and other investors are able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov; from MacKenzie Partners, Inc., the information agent for the offer, toll-free at +1-800-322-2885 or, if calling from outside at +1-212-929-5500 or from the Company (with respect to documents filed by the Company with the SEC) by going to Company’s website at http://investor.wsg.cn/investor-relations. Holders of Class A Ordinary Shares and ADSs are urged to read those materials carefully prior to making any decisions with respect to the Offer.

About Wanda Sports Group

Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through its businesses, Infront and Wanda Sports China, Wanda Sports Group has significant intellectual property rights, long-term relationships and broad execution capabilities, enabling it to deliver inspiring sports event experiences, creating access to engaging content and building inclusive communities. Wanda Sports Group offers a comprehensive array of events, marketing and media services through its three primary segments: Spectator Sports, Digital, Production, Sports Solutions (DPSS) and Mass Participation. Wanda Sport Group’s full-service platform creates value for its partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.

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Headquartered in China, Wanda Sports Group has more than 48 offices in 16 countries with over 1,000 employees around the world. For more information, please visit http://investor.wsg.cn/investor-relations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements and, consequently, could be affected by the uncertain and unprecedented impact of COVID-19 on the Company’s business and operations and the related impact on its liquidity needs. These forward-looking statements include, but are not limited to, statements about: the Offer and the Subsequent Offering Period, the impact of the spread of COVID-19 and related mitigation efforts on the Company’s business, operations and operating results; the Company’s goals and strategies, including following the completion of the sale of the IRONMAN Group; the expected growth in the Company’s industry; the Company’s expectations regarding its ability to attract rights-in partners and monetize their rights through rights-out arrangements; changes in consumer behavior and consumer and corporate spending, including as a result of the COVID-19 crisis; the Company’s ability to reach acceptable levels of engagement with its athletes following the COVID-19 crisis; the Company’s future business development, results of operations and financial condition; competition in the Company’s industry; general economic and business conditions, including as a result of the COVID-19 crisis; the outcome of discussions with rights owners and lenders to mitigate the impact of the effects of COVID-19 on the group; and assumptions underlying or related to any of the foregoing as well as risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2019, which is available on the SEC’s website at www.sec.gov. Additional information will be made available in future filings that the Company makes from time to time with the SEC.

In addition, any forward-looking statements contained in this press release are based on assumptions that the Company’s believes to be reasonable as of this date. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

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For investor and media inquiries, please contact:

Wanda Sports Group
Edith Kwan
Tel: +86 (10) 8558 7456
E-mail:  ir@wsg.cn

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